March 18, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jill Ehrlich

Re:	Comments on Application for an Order Granting Exemptions from Section 19(b) of the
Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19b-1 thereunder with respect to Putnam Managed Municipal Income Trust, et al. (File No. 812-14970) (the
“Application”), filed with the Securities and Exchange Commission (the “Commission”) on
November 6, 2018.

Dear Ms. Ehrlich:

This letter responds to the comments regarding the Application that you provided to Venice Monagan of Putnam Investment Management, LLC and Bryan Chegwidden of Ropes & Gray LLP, counsel to Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, and Putnam Premier Income Trust (the “Funds”), on behalf of the Staff of the Commission (the “Commission Staff”) via a letter dated February 26, 2019. For convenience of reference, the Commission Staff’s comments have been replicated below before the Funds’ responses. These responses will be reflected in an amendment to the Application filed electronically on EDGAR on or around the date hereof.

1. Comment: In the carryover sentence on pages 1-2:

a. Please replace “providing the Funds” with “providing PMM, PIM, PMO, PPT.”

b. Please insert “, Putnam Investments” after “in the future by Putnam Management.” Please also insert “or Putnam Investments” after “with Putnam Management.” (Alternatively, please explain supplementally why such references to Putnam Investments have not been included.)

Response: The above-referenced sentence has been revised as follows (additions are underlined and deletions are ~~struck - through~~ ):

Putnam Managed Municipal Income Trust (“PMM”), Putnam Master Intermediate Income Trust (“PIM”), Putnam Municipal Opportunities Trust (“PMO”), Putnam Premier Income Trust (“PPT”), Putnam Investment Management, LLC (“Putnam Management”) and

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Putnam Investments Limited (“Putnam Investments” and together with PMM, PIM, PMO, PPT and Putnam Management, the “Applicants”) hereby submit this amended application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing ~~the Funds~~ PMM, PIM, PMO, PPT, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by Putnam Management, Putnam Investments, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with Putnam Management or Putnam Investments (including any successor in interest 1 ) (each such entity, including Putnam Management and Putnam Investments, an “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with PMM, PIM, PMO, and PPT, are collectively referred to herein as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “ Application”). 2

2. Comment: In the section entitled “The Applicants” beginning on page 2:

a. Please clarify that each of PMM, PIM, PMO, and PPT are registered under the 1940 Act.

b. Please delete the phrase “, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act,” the last three times it appears.

Response: The requested changes have been made.

3. Comment: In the first sentence of the second full paragraph on page 2, please state whether PIM is diversified or non-diversified.

Response: The above-referenced sentence has been revised to indicate that Putnam Master Intermediate Income Trust is a diversified closed-end management investment company.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Sincerely,

/s/ Venice Monagan

Putnam Investment Management, LLC

cc:	James Thomas, Esq., Ropes & Gray LLP
Bryan Chegwidden, Esq., Ropes & Gray LLP
Timothy Cormier, Esq., Ropes & Gray LLP

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

PUTNAM MANAGED MUNICIPAL INCOME TRUST

PUTNAM MASTER INTERMEDIATE INCOME TRUST

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

PUTNAM PREMIER INCOME TRUST

PUTNAM INVESTMENT MANAGEMENT, LLC

and

PUTNAM INVESTMENTS LIMITED

Investment Company Act of 1940

File No. [812-—]14970

AMENDMENT NO. 1 TO AN APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

WITH A COPY TO:

Robert T. Burns, Vice President
Putnam Investment Management, LLC
100 Federal Street
Boston, Massachusetts 02110

This Application (including Exhibits) consists of 17 pages

The Exhibit Index is on page 14.

I. INTRODUCTION

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II. THE APPLICANTS

PMM is organized as a Massachusetts business trust ~~and is~~, which is registered under the 1940 Act as a diversified, closed-end management investment company ~~that~~, and commenced operations on February 24, 1989. Shares of common stock of PMM are currently listed and traded on the New York Stock Exchange, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, under the symbol "PMM." As of September 30, 2018, PMM has total net assets of $493,479,293.66. PMM's investment objective is to seek a high level of current income exempt from federal income tax. PMM intends to achieve its objective by investing in a diversified portfolio of tax-exempt municipal securities, which Putnam Management believes does not involve undue risk to income or principal.

PIM is organized as a Massachusetts business trust ~~and is a~~, which is registered under the 1940 Act as a diversified, closed-end management investment company ~~that~~, and commenced operations on April 29, 1988. Shares of common stock of PIM are currently listed and traded on the New York Stock Exchange~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act,~~ under the symbol "PIM." As of September 30, 2018, PIM has total net assets of $262,558,568.00. PIM's investment objective is to seek with equal emphasis high current income and relative stability of net asset value by allocating its investments among fixed income securities in the U.S. investment grade sector, high-yield sector, and international sector.

PMO is organized as a Massachusetts business trust ~~and is~~, which is registered under the 1940 Act as a non-diversified, closed-end management investment company ~~that~~, and commenced operations on May 28, 1993. PMO is currently operating as a diversified fund but, to the extent permitted by applicable law, may operate as a non-diversified fund in the future. Shares of common stock of PMO are currently listed and traded on the New York Stock Exchange~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act,~~ under the symbol "PMO." As of September 30, 2018, PMO has total net assets of $603,769,088.74. PMO's investment objective is to seek as high a level of current income exempt from federal income tax as Putnam Management believes is consistent with the preservation of capital. PMO intends to achieve its objective by investing in a portfolio of investment-grade and some below investment-grade municipal bonds selected by Putnam Management.

PPT is organized as a Massachusetts business trust ~~and is~~, which is registered under the 1940 Act as a non-diversified, closed-end management investment company ~~that~~, and commenced operations on February 29, 1988. PPT is currently operating as a diversified fund but, to the extent permitted by applicable law, may operate as a non-diversified fund in the future. Shares of common stock of PPT are currently listed and traded on the New York Stock Exchange~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act,~~ under the symbol "PPT." As of September 30, 2018, PPT has total net assets of $588,360,382.95. PPT's investment objective is to

[1] For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The only registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

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seek high current income consistent with the preservation of capital by allocating its investments among the U.S. government sector, high yield sector and international sector of the fixed-income securities markets.

Putnam Management is a limited liability company organized under the laws of the state of Massachusetts. Putnam Investments is a private limited company organized under the laws of the United Kingdom. Both Putnam Management and Putnam Investments are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"), and serve as investment adviser and investment sub-adviser, respectively, to PMM, PIM, PMO and PPT. Putnam Management is an indirect wholly-owned subsidiary of Putnam Investments, LLC. Putnam Investments is directly owned by ~~The~~ Putnam Advisory ~~Company~~Holdings II, LLC, which is a registered investment adviser, and is owned indirectly by Putnam Investments, LLC. Great-West Lifeco Inc., a financial services holding company with interests in life insurance, health insurance, retirement and investment services, asset management and reinsurance businesses, indirectly owns a majority interest in, and all of the voting shares of, Putnam Investments, LLC through a series of subsidiaries.

PMM, PIM, PMO and PPT have each entered into an investment management agreement pursuant to which Putnam Management, in accordance with the Fund's stated investment objective, policies and limitations, and subject to the supervision of the Fund's Board of Trustees, provides investment management services for the Fund's portfolio and supervises and oversees the investment and reinvestment of the Fund's assets. Putnam Management and Putnam Investments have entered into a sub-advisory agreement pursuant to which Putnam Investments, subject to the supervision and oversight of Putnam Management and each Fund's officers and Board of Directors and in compliance with each Fund's stated investment objective, policies and limitations, may provide day-to-day management of a portion of each Fund's assets. Any Adviser to a Fund will be registered under the Advisers Act. The portfolio of a Fund may be managed by one or more investment sub-advisers (each, a "*Future Sub-Adviser*"). A Future Sub-Adviser may be an affiliate of Putnam Management or Putnam Investments. Any Future Sub-Adviser will be registered under the Advisers Act.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the *"Code"*), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (*provided* that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund's proposed distribution policies (each, a *"Distribution Policy"*), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

IV. REPRESENTATIONS OF APPLICANTS

Prior to a Fund's implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the *"Board"*) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the *"Independent Board*

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Members"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and net asset value per share of common stock (*"NAV"*)); (iii) the expected relationship between the Fund's distribution rate on its shares of common stock under the proposed Distribution Policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund's investment objective(s) and in the best interests of the holders of the Fund's common stock. The Distribution Policy will be consistent with the Fund's policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the *"Section 19 Compliance Policies"*) pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund's stockholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a *"19(a) Notice"*) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund's projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common stockholders a fixed percentage of the market price of the Fund's shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund's shares of common stock would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common stock would be at the

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stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective stockholders.

A. *Receipt of the Order would serve stockholders interests*

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Shares of common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund's common stock along with the Fund.

B. *The Fund's stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving*

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.[3] However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (*e.g.,* estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund's annual report to stockholders and on its Internal Revenue Service (*"IRS"*) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund's stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request intermediaries, or

[3] See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

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their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C. *Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders*

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. *Other concerns leading to adoption of Rule 19b-1 are not applicable*

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. *Further limitations of Rule 19b-1*

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b) (3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a

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supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital[4] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund's long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81[5] under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, *e.g.*, investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. *General*

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock as frequently as twelve times in any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-

[4] These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
[5] 1989-1 C.B. 226.

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term gain component cannot even be known until the end of the fund's fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.

VI. APPLICANTS' CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. *Compliance Review and Reporting*

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. *Disclosures to Fund Stockholders*

(a) Each 19(a) Notice disseminated to the holders of the Fund's common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

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(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[6] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to stockholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to stockholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. *Disclosure to Stockholders, Prospective Stockholders and Third Parties*

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

[6] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

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(c) The Fund will post prominently a statement on its (or the Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. *Delivery of 19(a) Notices to Beneficial Owners*

If a broker, dealer, bank or other person (*"financial intermediary"*) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's stock held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's stock; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. *Additional Board Determinations for Funds Whose Common Stock Trades at a Premium*

If:

(a) The Fund's common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's

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common stock; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. *Public Offerings*

The Fund will not make a public offering of the Fund's common stock other than:

(a) a rights offering below NAV to holders of the Fund's common stock;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, *provided* that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[7] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[8] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as the Fund may issue.

7. *Amendments to Rule 19b-1*

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII. APPLICABLE PRECEDENT

[7] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[8] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

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The Commission has recently granted substantially the same relief as that sought herein in *Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC*, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018)(order); *The Swiss Helvetia Fund, Inc., et al.*, Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); *The Mexico Equity& Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V.*, Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); *RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC*, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); *Brookfield Global Listed Infrastructure Income Fund Inc., et al.*, Investment Company Act Release Nos. 31802 (September 1, 2015)(notice) and 31855 (September 30, 2015)(order); and *Ares Dynamic Credit Allocation Fund, Inc., et al.*, Investment Company Act Release Nos. 31665 (June 9, 2015)(notice) and 31708 (July 7, 2015)(order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Trustees of PMM, PIM, PMO, and PPT authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 100 Federal Street, Boston, Massachusetts 02110 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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Putnam Managed Municipal Income Trust

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

Putnam Master Intermediate Income Trust

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

Putnam Municipal Opportunities Trust

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

Putnam Premier Income Trust

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

Putnam Investment Management, LLC

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ Robert T. Burns
Name: Robert T. Burns
Title: Vice President and Chief Legal Officer

Putnam Investments Limited

Dated: ~~November 6~~March 18, ~~2018~~2019

By: /s/ ~~Simon Davis~~Alan McCormack
Name: ~~Simon Davis~~Alan McCormack
Title: ~~Co-Head of~~Director and Head of Quantitative Equities & Risk

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A	Resolutions of the Board of Trustees of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, and Putnam Premier Income Trust
Exhibit B	Verifications

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EXHIBIT A

Votes of the Board of Trustees of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust and Putnam Premier Income Trust

VOTED: That the officers and agents of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, and Putnam Premier Income Trust (collectively, the "*Funds*") be, and they are, authorized and directed to file with the Securities and Exchange Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 19(b) and Rule 19b-1 thereunder, in substantially the form presented to the Board of Trustees, and that each of the officers and agents of the Funds, acting alone, is authorized, empowered, and directed on behalf of the Funds to cause to be prepared, executed and filed with the Securities and Exchange Commission any and all amendments of and exhibits to the Application, to be in such form as the officers or agents of the Funds shall approve, such approval to be conclusively evidenced by their filing thereof.

VOTED: That each officer and agent of the Funds, acting with advice of counsel, be, and is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Securities and Exchange Commission or for any other reason deemed appropriate by the officers or agents of the Funds.

VOTED: That each officer and agent of the Funds, acting alone, be, and is, authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

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EXHIBIT B

Verifications of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust, Putnam Premier Income Trust, Putnam Investment Management, LLC, and Putnam Investments Limited

The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Managed Municipal Income Trust in his capacity as Executive Vice President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Master Intermediate Income Trust in his capacity as Executive Vice President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Municipal Opportunities Trust in his capacity as Executive Vice President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Premier Income Trust in his capacity as Executive Vice President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President and Principal Executive Officer

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The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Investment Management, LLC in his capacity as Vice President and Chief Legal Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Robert T. Burns
Name: Robert T. Burns
Title: Vice President and Chief Legal Officer

The undersigned states that he has duly executed the attached application dated ~~November 6, 2018~~March 18, 2019 for and on behalf of Putnam Investments Limited in his capacity as ~~Co-Head of~~Director and Head of Quantitative Equities & Risk of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Simon Davis~~Alan McCormack
Name: ~~Simon Davis~~Alan McCormack
Title: ~~Co-Head of~~Director and Head of Quantitative
Equities & Risk

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